August 17, 2022

VIA EDGAR

Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

CIK No. 0001610940

Dear Mr. Envall:

This letter sets forth responses to the written comments received in a letter dated July 28, 2022, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on July 1, 2022 for the purpose of registering shares of the Breakwave Tanker Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Registrant’s response thereto.

Draft Registration Statement on Form S-1

General

1.	Comment: To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: Registrant confirms that the fact sheet will be provided for review prior to effectiveness of the Registration Statement.

August 17, 2022

Prospectus Summary, page 1

2.	Comment: Please prominently discuss here and in the “Overview of the Tanker Industry” subsection beginning on page 18 the impact of current geopolitical events on the tanker market and the Fund. Please place this discussion in context by quantifying the impact of the Russian invasion in Ukraine on the tanker market. The current disclosure on page 19 that “[i]n 2022, the Russian invasion in Ukraine had a significant impact on oil prices, and thus oil demand” is insufficient.

Response: The Registration Statement has been revised accordingly.

Breakeven Analysis, page 3

3.	Comment: We note your disclosure on the cover page and page 4 that the Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus. Please revise to quantify the amount and clarify whether these costs will be reimbursable to the Sponsor.

Response: The Registration Statement has been revised accordingly.

Risks Associated with the Freight Futures, page 5

4.	Comment: Please add a separate risk factor that specifically discusses the impacts of import or export bans (e.g., sanctions) resulting from Russia’s invasion in Ukraine on any products or commodities, including energy from Russia, on the tanker market. Also please discuss the current and anticipated impacts thereof on the Fund and its assets.

Response: The Registration Statement has been revised accordingly.

The Fund and its assets are subject to the risks inherent in the oil tanker shipping industry, page 5

5.	Comment: Please specifically include Russia’s invasion in Ukraine as one of the bullet points in this risk factor. This list should be as specific as possible.

Response: The Registration Statement has been revised accordingly.

Russia-Ukraine war, page 7

6.	Comment: Please revise this risk factor to quantify the changes to oil prices and tanker rates that have occurred since the Russian invasion in Ukraine. Also include quantifications that show the volatility of spot charter rates, tanker freight rates, and tanker rates.

Response: The Registration Statement has been revised accordingly.

August 17, 2022

The Fund may experience a loss if it is required to sell U.S. Treasuries..., page 10

7.	Comment: Please revise this risk factor to highlight the risks associated with the current rising interest rate environment.

Response: The Registration Statement has been revised accordingly.

The Fund’s Investment Objective and Strategy, page 16

8.	Comment: Please revise this section to include an estimate of the anticipated rebalancing costs of your annual rebalance of the Benchmark Portfolio.

Response: The Registration Statement has been revised accordingly. A dollar figure for the rebalancing costs will depend on the relative movement of the prices of the TD3C VLCC contracts and TD20 Suezmax futures contracts during the year, and cannot be estimated.

Best regards,

/s/ Eric Simanek
Eric Simanek

202-775-1232
esimanek@sullivanlaw.com